EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

December 15, 2010

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re.	BioPharm Asia, Inc. Form 10-K for the fiscal year ended December 31, 2009 File No. 000-25487

Dear Mr. Riedler:

On behalf of BioPharm Asia, Inc., a Nevada corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated December 2, 2010 on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Our responses below have been numbered to correspond to the Staff’s comments.  A letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act has been filed contemporaneously with this letter.

Item 1. Business, page 1

1.           Please provide us with a detailed analysis as to whether and if so, how, your ownership structure complies with PRC laws governing the ownership by foreign entities of domestic Chinese companies with your business operations.

Response:

The Company believes that it is in compliance with all PRC laws related to the ownership of businesses formed in and doing business in China.  To facilitate the discussion, the following is the organizational structure of the Company:

	BioPharm Asia Inc.

	100%

	China Northern Pharmacy Holding Group Limited (BVI)

	100%

	China Northern Pharmacy Holding Group Limited in HK

	(Abroad)

	(Domestic)

100%	100%	100%

Tonghua Huachen Herbal Planting	Tonghua Shengantang Medical &	Beijing Zhihe Ruikang
Company Limited	Pharmacy Company Limited	Hospital Management Ltd.

100%	100%

	Yunnan Silin Pharmaceutical
	Company Limited

100%	100%

Tonghua Huachen Pharmaceutical	Tonghua TianBao Wood Frog
Company Limited	Cultivation Limited Company

As can be seen from the above, the Company/registrant, BioPharm Asia, Inc. is a Nevada holding company.   The Company owns 100% of the outstanding shares of China Northern Pharmacy Holding Group Limited (BVI), a British Virgin Islands corporation, which will be referred to as “CNPH-BVI,” which in turn owns 100% of China Northern Pharmacy Holding Group Limited (HK), a Hong Kong limited liability company, which we will refer to as “CNPH-HK.”   CNPH-HK was acquired by CNPH-BVI on November 25, 2008.  CNPH-BVI was acquired by the Company on May 9, 2009

As of today, the Company has six operating subsidiaries all located within the People’s Republic of China: Tonghua Huachen Herbal Planting Company Limited ("HERB"), Tonghua Shengantang Medical & Pharmacy Company Limited ("PHARMACY"), Tonghua Huachen Pharmaceutical Company Limited ("HUACHEN"), Yunnan Silin Pharmaceutical Company Limited ("SILIN"), Beijing Zhihe Ruikang Hospital Management Ltd (“ZHRK”) and Tonghua TianBao Wood Frog Cultivation Limited Company (“TBWF”).

HERB, PHARMACY and ZHRK are each “Wholly Foreign Owned Enterprises.”  HERB was incorporated in the PRC in March 2004 to plant, process, and sell herbs in the PRC.  It is 100% owned by CNPH-HK.   To comply with the applicable regulations, HERB obtained from the administrative authorities in Jilin a certificate of approval for establishment of enterprises with investments by Taiwan, Hong Kong, Macao and overseas Chinese.  HUACHEN was 100% owned by HERB when HERB was acquired by CNPH-HK.  Therefore, no separate approval was necessary in connection with its foreign ownership.  However, to comply with PRC laws and regulations, approval regarding the ownership of HUACHEN was obtained from the Administrative Bureau for Industry and Commerce.

 PHARMACY was established in September 2002 and is engaged in drug logistics and distribution in the PRC. It also is owned 100% by CNPH-HK.  To comply with applicable regulations, PHARMACY obtained from the administrative authorities in Jilin a certificate of approval for establishment of enterprises with investments by Taiwan, Hong Kong, Macao and overseas Chinese. SILIN was 100% owned by PHARMACY when PHARMACY was acquired by CNPH-HK.  Therefore, no separate approval was necessary in connection with its foreign ownership.  However, to comply with PRC laws and regulations, approval regarding the ownership of SILIN was obtained from the Administrative Bureau for Industry and Commerce.

ZHRK was incorporated in 2004 to provide management consulting services to hospitals. One hundred percent (100%) of its shares were acquired by CNPH-HK in July 2010.  Because the acquisition was for cash, there was no need to obtain a certificate of approval as was done in the cases of HERB and PHARMACY.

TBWF was organized in early 2010. In July 2010, HERB acquired 100% of the interests of TBWF.  In compliance with China laws and regulations, HERB obtained approval from the Administrative Bureau for Industry and Commerce in connection with this acquisition.

Although the Company believes it has obtained all the approvals and authorizations necessary for it to conduct its business within the PRC and for its ownership structure, given the complexities of Chinese laws and regulations, and the limited enforcement history of such policies, the Company believes it is appropriate to include risk factors discussing the rules relating to foreign ownership of Chinese enterprises in its reports.

2.           We note that on page 2 you identify your most significant traditional Chinese non-prescription drugs. Please provide proposed disclosure to be included in your Form 10-K for the fiscal year ended December 31, 2010 that describes the intended use and known adverse effects of each of the significant products you identify.

Response:

Although the Company chose to disclose certain of the traditional Chinese non-prescription drugs it manufactures, it should be noted that no single drug represents a large portion of the Company’s revenues and the Company may determine not to name any specific non-prescription traditional Chinese drugs in future filings.  For the benefit of the staff the intended use and known side effects of the products identified in the 2009 10-K are as follows:

-	Qiweixiaoke has traditionally been used by persons with Type II diabetes.
-	Shengan Bujin has traditionally been used by persons with respiratory ailments, such as pulmonary tuberculosis, chronic bronchitis and emphysema.
-	Tongqiaobiyan has traditionally been used by persons with nasosinusitis, sniffles, shed tears, rhinitis and nasosinusitis.
-	Huatanpingchuan has traditionally been used as an expectorant cough suppressant and by persons with asthma. It is also used for wintercough and acute tracheitis.
-	Wujiarongxue has traditionally been used to invigorating the kidney by persons suffering from kidney deficiencies.
-	Methocarbamol Capsule, used for strained waist and joint ligament, sciatica and proliferative spinal inflammation, rheumatoid arthritis.

There are no known adverse side effects from any of these products.

3.           We note your disclosure on page F-22 that as of December 31, 2009, you had accounts payable of $12,722,407 composed primarily of amounts due to suppliers and vendors. Please provide proposed disclosure to be included in your Form 10-K for the fiscal year ended December 31, 2010 that discusses sources and availability of raw materials and the names of your principal suppliers as required under Item 101(h)(4)(v) of Regulation S-K. In addition, to the extent that you have entered into any agreement with suppliers to provide a major part of your requirements for raw materials, please file any such supply agreements as exhibits as required under Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

As the Company prepares its Form 10-K for the year ended December 31, 2010, it will in particular review the regulations as to the disclosure of significant suppliers and supply relationships, and make such disclosures as are necessary or appropriate.  The Company purchases raw materials from a variety of suppliers. The Company believes that the raw materials in its products are commonly available and thus there are no difficulties or risks as to its ability to obtain future supplies of such materials.  Additionally most of the Company’s suppliers have established stable operations and are certified under Chinese Good Agriculture Practice (GAP) and there are generally multiple sources of supply for each of the items it purchases.

The Company believes that there is no supply agreement currently in place that should be disclosed under Item 601(b)(10)(ii)(B).

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, page 8

4.            In your disclosure regarding the new M&A rule, you disclose the requirement to notify the Ministry of Commerce in advance prior to a change-of-control transaction in which a foreign investor takes control of a PRC domestic company and the required approval by certain entities from the Chinese Securities Regulatory Commission prior to listing their securities on an overseas stock exchange. Please provide proposed disclosure to be included in your Form 10-K for the fiscal year ended December 31, 2010 that discloses whether notice has been provided to the Ministry of Commerce and whether you sought and obtained the approval of the Chinese Securities Regulatory Commission. If you have not provided this notice or obtained this approval, please provide us with a detailed analysis that supports your conclusion that such notice and/or approval was not necessary.

Response:

The Company notes that the new M&A Rule adopted by the Chinese Securities Regulatory Commission requiring notification to the Ministry of Commerce applies only in cases where one of three criteria, as noted in the risk factors included in the Company’s 10-K, are present, and that this was not the case in connection with its acquisitions.  With respect to the Rule related to SPV’s and overseas listings, as noted in response to Item 1 above, the Company has obtained the approvals for the establishment of enterprises with investment by Taiwan, Hong Kong, Macao and overseas Chinese from the Jilin administrative authorities, which it believes satisfies this requirement.
Item 15. Exhibits, Financial Statement Schedules, page 35

5.            We note that you have entered into two lease agreements with the local government for farm land used to develop your products. Please file the English translations of these material leases as exhibits under Item 601(b)(10)(ii)(D) of Regulation S-K. In the alternative, please provide your analysis as to why the lease agreements are not required to be filed as exhibits.

Response:

Please see the translation of the two lease agreements attached to this letter as exhibits. The Company respectfully requests that it be allowed to file these with its upcoming 10-K and notes that the salient features of the leases were disclosed in the footnotes to its financials.

Directors and Executive Officers of the Registrant, page 30

6.            Please provide proposed disclosure to be included in your Form 10-K for the fiscal year ended December 31, 2010 which discloses the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Han should serve as a director as required under Item 401(e) of Regulation S-K.

Response:

Yanhua Han was elected as a Director (Chairman of the Board) on May 7, 2009, primarily on the strength of his experience in the pharmaceutical industry, his familiarity with the operations of the business which the Company acquired and the skills he has demonstrated during the course of his career. Mr. Han has over 20 years experience in the pharmaceutical industry, having served in a variety of positions within the industry since 1989. Most recently, since from 2000 until its acquisition by the Company, Mr. Han served as Chairman of Tonghua Huachen Pharmaceutical Company Limited, which had approximately 150 employees and annual sales in excess of $27 million at the time of its acquisition.   From 1997 to 2000, Mr. Han served as factory manager of Tonghua Huachen Pharmaceutical Manufacturing Plant, supervising more than 100 employees.  Prior to that, from 1990 to 1997, Mr. Han served as executive manager of Sichuan Chengdu Shuwei Medical Company where he was production supervisor.  In addition to his substantial industry experience, Mr. Han has also been active in public service in the Tonghua City area, serving as the county’s representative to the People's Deputy Congress, Vice Chairman of Tonghua County Chamber of Commerce and the permanent committee member of the county's Political Consultative Conference.

             Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc:     Bryan Pitko
          Jennifer Riegel

Exhibit to Letter of 12/15

LEASE AGREEMENT

LESSOR:  New Agriculture Village, National Minority Town, Nationality Korean, Manchu, Tonghua County, Jilin Province, P.R.C

LESSEE:  Tonghua Huachen Herbal Planting Company Limited

Pursuant to the law, that Lessor hereby leases to Lessee, and Lessee leases from Lessor, subject to the terms and conditions herein set forth, the following:

1. Land Lease

Lessor hereby leases to Lessee said Land for the purpose of building up an herbal planting base to plant Schisandra (“Base”). The land area is approximately 330 acres (2,000 Chinese Acres).

2. Lease Term

The term of this lease is 30 years, beginning January 11th, 2003 to January 11th, 2033.

(1)
Within the circle area with five kilometers radius around the Base, lessor shall not (a) use the prohibited agricultural chemicals by the nation like Calcium arsenate, carbofuran, zinc methylarsonate, etc. (b) pollute river and atmosphere and cannot build up factory and projects that have a negative impact on the environment.

(2)
If one of the parties intent to change the term of the lease, it needs to be notified the other party in two years ahead and the terms could be altered after the negotiation between the lessor and lessee.

3.  Property Delivery

Start from the activation date of this lease agreement, the lessor should deliver the property to the lessee and the Lessee accepts the Property in its present condition.

4.  Fee

Land:  2,000 Chinese Acres*RMB 1,400 Chinese Acre/year = RMB 2,800,000/year

30-year Total Rental:  RMB 2,800,000/year * 30 years = RMB 84,000,000

5. Payment.

A total of four payments need to be made amounting to the RMB 84,000,000.  The lease payments are to be paid on the dates, June 30, 2003 (paid by the Company) with the amount of RMB 22,400,000, June 30, 2011 with the amount of RMB 22,400,000, June 30, 2019 with the amount of RMB 22,400,000, and June 30, 2027 with the remaining amount of RMB 16,800,000.

12. Compliance with Law.

Lessee shall comply with all laws, orders, ordinances and other public requirements now or hereafter pertaining to lessee's use of the Leased Premises. Landlord shall comply with all laws, orders, ordinances and other public requirements now or hereafter affecting the Leased Premises. All conflicts and disagreements between the lessee and lessor should be settled by Tonghua County Arbitration Comission.

13. Any alternations to this Agreement shall be in writing and signed by all parties. We, the undersigned, agree to this Lease:

LESSOR	LESSEE

Signature/Seal	Signature/Seal

New Agriculture Village, National Minority Town, Nationality Korean, Manchu, Tonghua County, Jilin Province, P.R.C	Tonghua Huachen Herbal Planting Company Limited

Date: January 11, 2003	Date: January 11, 2003

Exhibit to Letter of 12/15

LEASE AGREEMENT

LESSOR:  New Agriculture Village, National Minority Town, Nationality Korean, Manchu, Tonghua County, Jilin Province, P.R.C

LESSEE:  Tonghua Huachen Herbal Planting Company Limited

Pursuant to the law, that Lessor hereby leases to Lessee, and Lessee leases from Lessor, subject to the terms and conditions herein set forth, the following:

1. Land Lease

Lessor hereby leases to Lessee said Land for the purpose of building up an herbal planting base to plant Schisandra (“Base”). The land area is approximately 165 acres (1,000 Chinese Acres).

2. Lease Term

The term of this lease is 25 years, beginning January 11th, 2008 to January 11th, 2033.

(1)
Within the circle area with five kilometers radius around the Base, lessor shall not (a) use the prohibited agricultural chemicals by the nation like Calcium arsenate, carbofuran, zinc methylarsonate, etc. (b) pollute river and atmosphere and cannot build up factory and projects that have a negative impact on the environment.

(2)
If one of the parties intent to change the term of the lease, it needs to be notified the other party in two years ahead and the terms could be altered after the negotiation between the lessor and lessee.

3.  Property Delivery

Start from the activation date of this lease agreement, the lessor should deliver the property to the lessee and the Lessee accepts the Property in its present condition.

4.  Fee

Land:  1,000 Chinese Acres*RMB 1,400 Chinese Acre/year = RMB 1,400,000/year

30-year Total Rental:  RMB 1,400,000/year * 25 years = RMB 35,000,000

5. Payment.

A total of four payments need to be made amounting to the RMB 35,000,000.  The lease payments are to be paid on the dates, June 30, 2008 (paid by the Company) with the amount of RMB 1,400,000, June 30, 2009 with the amount of RMB 11,200,000, June 30, 2017 with the amount of RMB 11,200,000, and June 30, 2025 with the remaining amount of RMB 11,200,000.

12. Compliance with Law.

Lessee shall comply with all laws, orders, ordinances and other public requirements now or hereafter pertaining to lessee's use of the Leased Premises. Landlord shall comply with all laws, orders, ordinances and other public requirements now or hereafter affecting the Leased Premises. All conflicts and disagreements between the lessee and lessor should be settled by Tonghua County Arbitration Comission.

13. Any alternations to this Agreement shall be in writing and signed by all parties. We, the undersigned, agree to this Lease:

LESSOR	LESSEE

Signature/Seal	Signature/Seal

New Agriculture Village, National Minority Town, Nationality Korean, Manchu, Tonghua County, Jilin Province, P.R.C	Tonghua Huachen Herbal Planting Company Limited

Date: January 11, 2008	Date: January 11, 2008